FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                              --------------------------
                                     1934
                                     ----


                                August 6, 2003

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                Form 20-F  X                  Form 40-F
                          ---                           ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

                Yes                           No   X
                    ---                           ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

                Yes                           No   X
                    ---                           ---


     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

                Yes                           No   X
                    ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- n/a.
                              --------------      ---


                                                                Total Pages: 3

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                  Smith & Nephew plc
                                                  (Registrant)


Date: August 6, 2003                        By:   /s/ Paul Chambers
                                                  ---------------------
                                                  Paul Chambers
                                                  Company Secretary

Group Headquarters            T 44 0 207 401 7476         *We are smith&nephew
Smith & Nephew plc            F 44 0 207 960 2350
15 Adam Street                www.smith-nephew.com
London WC2N 6LA
England



6 August 2003


                                SMITH & NEPHEW

               NO INCREASED OFFERS FOR CENTERPULSE AND INCENTIVE

Smith & Nephew has completed a detailed review of the options in relation to its bids for Centerpulse AG and its largest shareholder, InCentive Capital AG. After careful consideration, Smith & Nephew has decided that it is not in the best interests of its shareholders to submit increased offers for Centerpulse and InCentive Capital.

Smith & Nephew's existing offers for Centerpulse and InCentive Capital remain open until 27 August 2003, in accordance with the timetable established by the Swiss Takeover Board.

Chief Executive Sir Christopher O'Donnell commented: "Smith & Nephew is a disciplined buyer. The basic premise of every acquisition we undertake is that it must create value for our shareholders. Our review of the circumstances did not identify enough value for a revised offer.

"Our half-year results last week demonstrated the strength of Smith & Nephew. We are well placed to continue our strong track record of growth and we remain confident of further good progress from each of our businesses."

Enquiries

Angie Craig                           Tel: +44 (0) 20 7401 7646
Smith & Nephew

David Yates                           Tel: +44 (0) 20 7831 3113
Financial Dynamics

United States of America

The offer for Centerpulse shares is being made in the United States only through a prospectus/offer to exchange, which is part of a registration statement filed with the SEC by Smith & Nephew Group. Centerpulse shareholders who are US persons or are located in the United States are urged to read the registration statement, including the prospectus/offer to exchange included therein, and the other documents filed, or to be filed, with the SEC by Smith & Nephew Group or Centerpulse relating to the Centerpulse offer, because they contain important information about the Centerpulse offer. You may obtain a free copy of these documents from the SEC's Web site at www.sec.gov. You may also obtain this information from Morrow & Co., Inc., the US information agent for the Centerpulse offer, at (800) 607-0088, or by e-mail at centerpulse.info@morrowco.com



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